U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

March 11, 2015

Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Sanofi has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the Securities and Exchange Commission on March 11, 2015.

Sincerely,

/s/ John Felitti
John Felitti
Associate Vice-President Corporate Law, Finance & Securities Law